UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Platinum Group Metals Ltd.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

72765Q601

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 15, 2018

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72765Q601

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 56,160,609*
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 56,160,609*
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,160,609*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.06%**
14.	TYPE OF REPORTING PERSON OO

*consists of 36,160,609 shares of common stock and 20,000,000 warrants

**percentage based on total common shares and warrants currently held on a partially diluted basis

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”).

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1. Security and Issuer

The principal executive offices of the Issuer has been amended to Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Item 2. Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of LMMH, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

LMMH acquired shares in a public offering by Issuer pursuant to a prospectus on SEC Form F-10, dated October 14, 2016, as supplemented on May 14, 2018 (the “Registration Statement”) which offering was comprised of one common share and one full common share purchase warrant. The common shares were acquired at a price of US$0.15 per share for a total purchase price for the shares acquired by LMMH in such public offering of approximately US$3,000,000.00.

LMMH also acquired 20,000,000 warrants in said offering. Each whole common share purchase warrant will be exercisable for a period of 18 months after the May 15, 2018 closing date at an exercise price of US$0.17 per share.

Item 4. Purpose of Transaction

No Modification.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)

Following the acquisition of 20,000,000 shares on May 15, 2018, LMMH currently holds 36,160,609 Common Shares and 20,000,000 Warrants. The Common Shares currently held represent 12.42% of the 291,034,110 of the current issued and outstanding Common Shares (as disclosed in Platinum Groups’ Supplementary Information and Management’s Discussion and Analysis dated July 16, 2018). The Common Shares and Warrants currently held on a partially diluted basis would represent 18.06% of the issued and outstanding Common Shares.

(b)    LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 36,160,609 Common Shares in addition to the 20,000,000 Warrants exercisable at LMMH’s discretion. LMMH has no shared power to either vote or dispose of the shares.

(c)     During the 60 days preceding the date of this report, the Reporting Person purchased the following shares of the Issuer’s Common Shares pursuant to the public offering described in Item 3 above:

Reporting Person	Date Purchased	Quantity	Price Per Share

LMMH	May 15, 2018	20,000,000	US$	0.15

(d)    With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: October 24, 2018	By:	/s/ Mark Tomek
Mark Tomek
Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Neeti Bhalla Johnson President Citizenship: U.S.A.	Paul Mitrokostas Senior Vice President Citizenship: U.S.A.	Christopher L. Peirce Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Mark C. Touhey Vice President and Secretary Citizenship: U.S.A.	James F. Kelleher Senior Vice President Citizenship: U.S.A.	Avtar Vasu Senior Vice President Citizenship: U.S.A.

Damon Barber Vice President Citizenship: U.S.A.	Mark Tomek Vice President Citizenship: Canadian	Caury Baily Vice President and Assistant Treasurer Citizenship: U.S.A.

George S. Ryan Vice President Citizenship: U.S.A.	Michael P. Russell Treasurer Citizenship: U.S.A.	Laurance H.S. Yahia Assistant Treasurer Citizenship: U.S.A.

Gwen B. Steele Assistant Treasurer Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Kevin H. Kelley Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.

Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland

Kevin H. Kelley Executive Vice President Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	Kevin H. Kelley Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

Anthony G. Martella, Jr. Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.

Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nancy W. Quan Chief Technical Officer Coca-Cola North America c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Francis A. Doyle, III Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

John P. Manning Chief Executive Officer, Chairman and President Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & Ireland	Thomas J. May Retired Chairman, Eversource Energy c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Myrtle Stephens Potter Chief Executive Officer Myrtle Potter & Company, LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick Senior Advisor, Polsky Center for Entrepreneurship, University of Chicago c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Angel A. Ruiz President and Chief Executive Officer Ericsson Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & United Kingdom

Eric A. Spiegel Retired President and Chief Executive Officer Siemans Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Chairman Emeritus Blue Cross and Blue Shield of Massachusetts, Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Annette M. Verschuren, O.C. Chair and Chief Executive Officer NRStor Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada